WhiteFiber, Inc.

31 Hudson Yards, Floor 11, Suite 30

New York, NY 10001

August 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Paik & John Dana Brown

Re:	WhiteFiber, Inc. Registration Statement on Form S-1 File No. 333-288650

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, WhiteFiber, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 4:00 p.m. Washington, D.C. time on August 6, 2025, or as soon as practicable thereafter.  By separate letter, the underwriters for the offering to which the Registration Statement relates join in this request for acceleration.

If you have any questions, please contact the Company’s counsel, Laura Katherine Mann or Bryson Manning, at laurakatherine.mann@whitecase.com or bryson.manning@whitecase.com, or by telephone at 713-496-9695 or 832-786-6142, and please notify White & Case LLP when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Sincerely,

WHITEFIBER, INC.

By:	/s/ Sam Tabar
Sam Tabar
Chief Executive Officer

cc:	Erke Huang, WhiteFiber, Inc. Laura Katherine Mann, White & Case LLP Pratin Vallabhaneni, White & Case LLP Erica Hogan, White & Case LLP Bryson Manning, White & Case LLP